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                            July 11, 2023

       Nir Klein
       Chief Executive Officer
       Silynxcom Ltd.
       19 Yad Ha'Harutzim St.
       Netanya, 4250519, Israel

                                                        Re: Silynxcom Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 14,
2023
                                                            CIK No. 0001976443

       Dear Nir Klein:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 14, 2023

       Cover Page

   1. We note your disclosure elsewhere in the prospectus that you expect that you will be a controlled company
following the completion of the offering. Please include
                                                        similar disclosure on
the cover page of your prospectus. Also explain the corporate governance exemptions
available to you and the related risks to investors.
       Risk Factors, page 7

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively
 Nir Klein
Silynxcom Ltd.
July 11, 2023
Page 2
         smaller public floats. To the extent this is a material risk for an investor in this offering, please revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
The widespread outbreak of illness or any other communicable disease, page 9

3. Given your disclosures on pages 9 and 16, please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had, or you reasonably expect to have, a material impact on your operations, supply chain liquidity or capital resources.
Unstable market and economic conditions may have serious adverse consequences, page 12

4. Please update the disclosure in this risk factor and the Management's Discussion and
         Analysis section if recent inflationary pressures have materially impacted or are expected to materially impact your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.
We may be a "passive foreign investment Company," or PFIC, page 22

5. Please clarify the reference in the first sentence of this risk factor to "we do not expect to be a PFIC for 2022 and we do not expect to become a PFIC in the future."
Financing Activities, page 37

6. Please revise the disclosure in the first paragraph on page 38 to clarify the impact on the terms of the Amendment given the company did not complete a public offering by June
         30, 2023. In this regard ,we note the disclosure on page 38 that "the Amendment
         specified that, subject to the Investors    commitment in the original
agreement, we will
         work to complete a public offering on a U.S. stock exchange by June 30, 2023 with a minimum amount raised of $17 million."
Business, page 40

7. Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.
Our  Sales Process
FirstName           and Customers,
            LastNameNir    Klein    page 47
Comapany
8.          NameSilynxcom
       In light               Ltd.you chose to list in this section, please
revise to identify the
                of the customers
July 11,significant
          2023 Pagecustomers
                     2        in the table.
FirstName LastName
 Nir Klein
FirstName
Silynxcom LastNameNir Klein
           Ltd.
Comapany
July       NameSilynxcom Ltd.
     11, 2023
July 11,
Page  3 2023 Page 3
FirstName LastName
Major Milestones, page 49

9. Please revise to provide specific, concrete disclosure about the milestones you list. For example, describe the "collaborations" you mention and why you believe they will result in significant revenue and what you mean by "significant." Provide similar clarification regarding your disclosure about the army tenders. Employment and Service Agreements, page 56

10. The disclosure on page F-65 indicates that the terms of employment will change after this offering. Please revise here to discuss those changes. Please also file as exhibits the agreements listed here and those with your directors.
Beneficial Ownership of Principal Shareholders and Management, page 75

11. Please tell us, with a view to disclosure, whether you entered into a Simple Agreement for Future Equity. with any of the shareholders mentioned in the table on page 75. In this regard, we note the disclosure about the agreements in the second paragraph on page 38.
Audited Financial Statements, page F-1

12. Please revise your audited financial statements to clearly disclose that amounts are presented in US dollars, and please revise your disclosures in the Notes to the Financial
         Statements to ensure all amounts disclosed are in your reporting currency of the US
         Dollar.
Note 15. Commitments and Pledges, page F-43

13. We note from your disclosure in Note 15 that you have entered into agreements to issue a variable number of shares to certain investors upon the completion of the IPO. We also note your disclosure on page 5 that all information in this prospectus assumes or gives effect to the ordinary shares issuable upon conversion of certain equity investment agreements (SAFEs) for aggregate proceeds of NIS 1.14m ($342 thousand) which will automatically convert upon the consummation of this offering. However, it does not appear that these shares are considered in the shares outstanding after the IPO as disclosed elsewhere in the filing. Given the provision for automatic conversion upon IPO completion, please revise the applicable sections of this document, such as Capitalization and Dilution, to ensure these shares are considered in shares outstanding after this offering.
Signatures, page II-5

14. Please clearly indicate below the second paragraph of text required on the Form F-1
         Signatures page who signed the document in the capacity of your controller or principal accounting officer.
 Nir Klein
FirstName
Silynxcom LastNameNir Klein
           Ltd.
Comapany
July       NameSilynxcom Ltd.
     11, 2023
July 11,
Page  4 2023 Page 4
FirstName LastName
General

15. Please revise your filing, as applicable, to provide disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of
         Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
         Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the staff in May
         2022.
16. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.
17. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include
risks related to
         cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.
18. Please revise to clarify the nature of your relationship with your customers, particularly the significant customers referenced on page 7. For example, do you have a written contract with them for a specified duration?
       You may contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Oded Har-Even, Esq.